Contact

www.linkedin.com/in/scottforsberg (LinkedIn)

Top Skills

Start-ups
Product Development
Licensing

Languages

Japanese

Scott Forsberg

Natural products industry entreprenuer
Morgan, Utah, United States

Summary

Consumer goods industry professional with more than 25 years' innovation and strategic development experience. I help companies grow by developing and acquiring new technologies, leveraging existing technologies into new markets and creating a new perspective on ways to compete.

Skilled in all areas of strategy and innovation from developmental research and formulation to merchandising, advertising and strategic planning. Expert in natural products research and intellectual property strategy. Experienced speaker lecturing on technical and general industry topics. Experienced in contract, vendor and joint venture negotiations. Background includes quality review and design and extensive familiarity with pharmaceutical processes and regulation.

Experience

Vine to Bar
President
January 2018 - Present (6 years 10 months)
Healdsburg, California, United States

Sonmaceuticals LLC
Chief Operating Officer
February 2015 - Present (9 years 9 months)
Santa Rosa, California, United States

Forsberg Group LLC
CEO/ Founder
July 1996 - Present (28 years 4 months)
Morgan, UT

Forsberg Group is natural product research and development organization that provides the following services to the dietary supplement industry.

• Full product development including formulation, regulatory review, quality assurance, label and packaging design assistance, and development of marketing plans and strategies.
• Strategic planning including supply chain assessment and engineering.
• Design and assessment of market research and testing.
• Raw materials sourcing and investigation.
• Negotiation of manufacturing, distribution and licensing arrangements and investigation of partnering opportunities.
• International distribution opportunity search and negotiation.

Airborne Health, Inc.
Board Director
April 2007 - October 2008 (1 year 7 months)
Fort Meyers, FL

Member of Board of Directors during period of extraordinary regulatory and legal challenges. Only independent Board Member during negotiations for company restructuring.

• Asked to join the Board to specifically to address strategy for responding to class action lawsuit and FTC investigation.
• Helped direct new product strategy for future growth and regulatory insulation.
• Independent review of company restructuring and bank covenants.

Seroctin Research and Technologies, Inc.
President
August 2002 - October 2005 (3 years 3 months)
Salt Lake City, UT

Directed company through critical start up phase into actual production of novel botanical dietary supplement. Member of Board of Directors.

• Engineered complete supply chain from farm to finished product and negotiated all outside vendor partnerships.
• Substantially expanded IP portfolio and successfully prosecuted company’s first patent application.
• Negotiated several lucrative domestic and international licensing agreements.
• Negotiated buyout of majority shareholders in 2005 at better than 400% return on investment.

Nature's Way Product Inc.

Director of Marketing and R&D

1991 - 1996 (5 years)

Springville, UT

Development of marketing, research, advertising and corporate strategy for Nature's Way consumer products. Total turnover responsibility exceeding $85 million. Also responsible for basic R&D and development of all new products for the MMS group of companies. Conducted ongoing review and implementation of strategic plan for new business. Management responsibility for 17 reports.

• Directed all aspects of introduction for Nature's Way Vitamin line, including formulation, writing and researching structure/function claims, development of label design and copy, and preparation of pro forma for profitability and cash flow analysis.
• Renegotiated media and creative agency contracts resulting in annual savings of $1,285,000.
• Secured exclusive licensing arrangements for nearly a dozen unique raw materials.
• Reduced average product introduction time by 32%.
• Exceeded department operating income goals by average of 23%.
• Oversaw basic research projects including clinical studies and analytical methods development

Solaray, Inc.

VP Marketing

August 1988 - January 1992 (3 years 6 months)

Ogden, UT

Directed marketing, advertising, customer service and sales support. Annual turnover of $13 million. Oversaw acquisitions and international ventures.Also responsible for R&D and Total Quality Management. Liaison with trade and regulatory agencies.

• Launched 2 new products that became #1 and #4 in total sales and profit.
• Coordinated company's first OTC launch and clinical trial.
• Initiated international distributorships and joint ventures contributing 17% of total sales.
• Designed and conducted customer education seminars. Average per account purchase increase of 136%.
• Researched materials sources, market opportunities and regulatory environment domestically and in Southeast Asia and Northern Europe.

• Helped established Utah State Center of Excellence for Botanical Chemistry with Weber State University.
• Created Standard Operating Procedures to comply with OTC level GMP.
• Developed safety and efficacy database for foreign drug registration of products.

Education

Weber State University

Bachelor of Integrated Studies with Honors, Microbiology, English · (1985 - 1989)